Exhibit A

Financial Statements (Unaudited)
(Exhibit A to Form C-AR)

April 30, 2026

Peptinovo Biopharma Inc.

Balance Sheet

Peptinovo Biopharma Inc

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
310 PNC Operating x0292	133,298.23
Clearing/transfer	0.00
PNC Incoming x3437	625.27
Total for Bank Accounts	**$133,923.50**
Accounts Receivable	
11000 Accounts Receivable	0.00
Total for Accounts Receivable	**$0.00**
Other Current Assets	
Prepaid Expenses	0.00
QuickBooks Tax Holding Account	3,249.61
Undeposited Funds	0.00
Total for Other Current Assets	**$3,249.61**
Total for Current Assets	**$137,173.11**
Fixed Assets	
17000 Accumulated Depreciation	-45,628.03
17100 Equipment assets	45,628.03
Total for Fixed Assets	**$0.00**
Other Assets	
Accumulated Amortization - Patents	-76,890.00
Patents	538,321.32
Peptinovo Australia	1,023,055.86
R & D Costs - Net	0.00
Security Deposits	3,109.11
Total for Other Assets	**$1,487,596.29**
Total for Assets	**$1,624,769.40**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	267,004.00
Total for Accounts Payable	**$267,004.00**
Credit Cards	
Credit card old	0.00
Credit card pnc xx8075	31,396.73

Balance Sheet

Peptinovo Biopharma Inc

As of Dec 31, 2025

	TOTAL
Total for Credit Cards	**$31,396.73**
Other Current Liabilities	
24000 Payroll Liabilities	$351.45
Federal Taxes (941/944)	2,702.47
Federal Unemployment (940)	168.00
MI Income Tax	3,510.66
MI Unemployment Tax	-265.45
Total for 24000 Payroll Liabilities	**$6,467.13**
Direct Deposit Payable	0.00
loan Agley	0.00
Loan Cantilever	0.00
Loan CIF2	0.00
Loan Ehlert	0.00
Loan Homan 10	150,000.00
Loan MEF 10	0.00
Loan MRP-F19	7,500,000.00
Loan Stinson	0.00
Loan Tokarz	0.00
Michigan Department of Treasury Payable	0.00
Total for Other Current Liabilities	**$7,656,467.13**
Total for Current Liabilities	**$7,954,867.86**
Long-term Liabilities	
Convertible Debt/Bridge 2022	0.00
Total for Long-term Liabilities	**$0.00**
Total for Liabilities	**$7,954,867.86**
Equity	
30100 Stock	29,839.01
SAFE Series 1	0.00
Series A1 equity	8,216,457.64
Series A1 pending close	1,170,005.00
32000 Retained Earnings	-10,143,034.71
Net Income	-5,603,365.40
Total for Equity	**-$6,330,098.46**
Total for Liabilities and Equity	**$1,624,769.40**

Profit and Loss

Peptinovo Biopharma Inc

January-December, 2025

	TOTAL
Income	
Other Income	2,584.75
Total for Income	**$2,584.75**
Gross Profit	**$2,584.75**
Expenses	
60100 Research & Development	$30.59
Equipment	9,256.00
Lab supplies	79,705.87
R&D contract services	
Contract services Clinical	91,931.50
Contract Services CMC	4,337,471.71
Contract services Pharmacology	5,827.11
Contract Services R&D	124,671.92
Contract Services Regulatory	2,350.00
Total for R&D contract services	**$4,562,252.24**
Total for 60100 Research & Development	**$4,651,244.70**
60500 Payroll Expenses	$788.00
Taxes	22,067.81
Wages	279,683.60
Total for 60500 Payroll Expenses	**$302,539.41**
61000 Rent Expense	34,750.00
62000 Legal	57,292.91
62100 Patent expense	185,104.90
62500 Conference expense	6,841.22
62510 Conference meals	270.28
62600 Travel Expense	37,217.23
62610 Travel Meals	888.22
63000 Accounting	2,925.00
63200 Professional Services	181,478.36
63300 Insurance Expense	13,882.70
65200 Supplies and Office	609.27
65250 Office technology	15,613.28
68200 Promotional/marketing	17,728.57
69910 Dues, licenses, fees	2,388.49
69915 Meals and Entertainment	1,647.25
69920 Shipping, Postage and Delivery	626.27
69940 Repairs and Maintenance	294.24
69945 Investor relations	84,287.45
69960 Interest	8,320.40
Total for Expenses	**$5,605,950.15**
Net Operating Income	**-$5,603,365.40**
Net Other Income	
Net Income	**-$5,603,365.40**

Statement of Cash Flows

Peptinovo Biopharma Inc

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-5,603,365.40
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	0.00
20000 Accounts Payable	-900,657.14
24000 Payroll Liabilities	351.45
Credit card old	0.00
Credit card pnc xx8075	-10,336.47
Direct Deposit Payable	0.00
Loan CIF2	-26,000.00
Loan MEF 10	-37,000.00
Loan MRP-F19	5,500,000.00
Michigan Department of Treasury Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	36.96
Payroll Liabilities:Federal Unemployment (940)	-42.00
Payroll Liabilities:MI Income Tax	2,212.91
Payroll Liabilities:MI Unemployment Tax	-351.45
Peptinovo Australia	-291,055.86
QuickBooks Tax Holding Account	-3,249.61
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$4,233,908.79**
Net cash provided by operating activities	**-$1,369,456.61**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
30100 Stock	2,728.20
Series A pending close	1,070,005.00
Net cash provided by financing activities	**$1,072,733.20**
NET CASH INCREASE FOR PERIOD	**-$296,723.41**
Cash at beginning of period	**$430,646.91**
CASH AT END OF PERIOD	**$133,923.50**

I, Steve Tokarz, certify that the financial statements of Peptinovo Biopharma Inc. included in this Form are true and complete in all material respects.

Signed by:

Steve Tokarz (PBI)

77BEF5131D70426...

Steve Tokarz, CEO